Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

Presented in United States dollars

ORLA MINING LTD.

Condensed Interim Consolidated Balance Sheets

(Unaudited - thousands of United States dollars)

As at	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$114,530	$96,278
Trade and other receivables	333	365
Value added taxes recoverable (note 10)	7,506	8,659
Inventory (note 9)	26,998	22,446
Prepaid expenses	4,429	2,824
Restricted cash	—	2,290
	153,796	132,862
Restricted cash	1,156	1,142
Value added taxes recoverable (note 10)	5,338	5,229
Long term inventory (note 9)	4,956	4,096
Property, plant and equipment (note 11)	217,207	224,416
Exploration and evaluation properties (note 12)	242,743	242,743
Deferred tax asset	4,568	2,405
Other non-current assets	1,090	923
TOTAL ASSETS	$630,854	$613,816

LIABILITIES
Current liabilities
Trade payables and accrued liabilities (note 13)	$16,678	$19,675
Current portion of long term debt (note 14)	45,000	45,000
Taxes payable	11,420	33,102
	73,098	97,777
Lease obligations (note 15)	2,071	2,327
Long term debt (note 14)	89,958	100,795
Deferred revenue	7,500	7,500
Site closure provisions (note 16)	8,129	8,261
Other long term liabilities	276	172
TOTAL LIABILITIES	181,032	216,832

SHAREHOLDERS' EQUITY
Share capital (note 17)	470,616	445,316
Reserves	23,980	24,009
Accumulated other comprehensive loss	(78)	(1,583)
Accumulated deficit	(44,696)	(70,758)
TOTAL SHAREHOLDERS' EQUITY	449,822	396,984

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$630,854	$613,816

/s/ Jason Simpson	/s/ Elizabeth McGregor
Jason Simpson, Director	Elizabeth McGregor, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited - thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
REVENUE (note 4)	$59,272	$47,797	$110,403	$87,442

COST OF SALES
Operating costs (note 5(a))	(13,458)	(10,776)	(25,250)	(20,142)
Depletion and depreciation (note 5(b))	(6,827)	(5,019)	(12,681)	(5,019)
Royalties (note 5(c))	(1,448)	(1,099)	(2,754)	(2,163)
	(21,733)	(16,894)	(40,685)	(27,324)

EARNINGS FROM MINING OPERATIONS	37,539	30,903	69,718	60,118

EXPLORATION AND EVALUATION EXPENSES (note 6)	(7,201)	(2,541)	(14,067)	(5,007)
GENERAL AND ADMINISTRATIVE EXPENSES (note 7)	(3,107)	(2,887)	(6,372)	(5,830)

OTHER
Interest income	1,189	766	2,320	934
Depreciation	(120)	(41)	(238)	(77)
Share based payments (note 19)	(806)	(538)	(1,913)	(1,403)
Interest and accretion expense (note 8)	(2,655)	(2,842)	(5,902)	(3,335)
Loss on early settlement of project loan	—	(13,219)	—	(13,219)
Foreign exchange and other gain (loss)	(1,240)	2,428	(2,042)	1,065
	(3,632)	(13,446)	(7,775)	(16,035)

INCOME BEFORE TAXES	23,599	12,029	41,504	33,246
Income taxes (note 26)	(10,772)	(12,626)	(15,442)	(15,061)

INCOME (LOSS) FOR THE PERIOD	$12,827	$(597)	$26,062	$18,185

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation	1,444	(1,936)	1,505	(873)
TOTAL COMPREHENSIVE INCOME (LOSS)	$14,271	$(2,533)	$27,567	$17,312

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note 18)
Basic (millions)	311.2	253.3	308.8	250.6
Diluted (millions)	329.4	253.3	327.5	275.9

EARNINGS (LOSS) PER SHARE (note 18)
Basic	$0.04	$(0.00)	$0.08	$0.07
Diluted	$0.04	$(0.00)	$0.08	$0.07

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
OPERATING ACTIVITIES
Income (loss) for the period	$12,827	$(597)	$26,062	$18,185
Adjustments for:
Interest and accretion expense (note 8)	2,655	2,842	5,902	3,335
Income tax expense	10,772	12,626	15,442	15,061
Income taxes paid	(12,580)	(617)	(39,109)	(861)
Payment of cash settled RSUs and DSUs	—	—	(466)	(1,723)
Adjustments for items not affecting cash:
Depreciation and depletion	6,947	6,254	12,919	6,629
Share based payments (note 19)	806	538	1,913	1,403
Unrealized foreign exchange loss (gain)	1,097	(1,634)	(706)	(621)
Loss on early settlement of project loan	—	13,219	—	13,219
Other	(120)	28	399	50
Cash provided by operating activities before changes in non-cash working capital	22,404	32,659	22,356	54,677
Accounts receivable and prepaid expenses	(692)	2,558	(1,547)	(1,282)
Inventory	(1,546)	(5,383)	(3,962)	(7,191)
Valued added taxes	1,494	(4,482)	2,777	(4,482)
Trade payables and accrued liabilities	1,636	(5,416)	(1,250)	(1,293)
Cash provided by operating activities	23,296	19,936	18,374	40,429

INVESTING ACTIVITIES
Purchase of plant and equipment	(1,515)	(1,218)	(2,674)	(2,146)
Mineral properties	(3,284)	—	(4,873)	(5,643)
Deposits and other payments on long term assets	(38)	(243)	(166)	(243)
Restricted cash and environmental bonding	(7)	89	2,277	49
Value added taxes received	—	10,161	—	12,621
Cash provided by (used in) investing activities	(4,844)	8,789	(5,436)	4,638

FINANCING ACTIVITIES
Proceeds from issuance of common shares (note 17(b))	18,551	—	18,551	—
Share issuance costs	(117)	—	(117)	—
Proceeds from exercise of stock options and warrants	1,917	14,935	4,885	16,312
Repayment of the Camino Rojo project loan	—	(127,500)	—	(127,500)
Repayment of the Newmont loan	—	(10,836)	—	(10,836)
Proceeds from Credit Facility, net of transaction costs (note 14(a))	—	128,134	—	128,134
Repayments of Credit Facility (note 14(a))	(5,550)	—	(11,100)	—
Interest paid	(2,658)	(1,385)	(6,952)	(4,622)
Lease payments	(268)	(123)	(430)	(255)
Cash provided by financing activities	11,875	3,225	4,837	1,233

Effects of exchange rate changes on cash	394	(245)	477	(73)

Net increase in cash	30,721	31,705	18,252	46,227
Cash, beginning of period	83,809	35,038	96,278	20,516
CASH, END OF PERIOD	$114,530	$66,743	$114,530	$66,743

Supplemental cash flow information (note 21)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - thousands of United States dollars)

	Common shares		Reserves			Accumulated
	Number of shares (thousands)	Amount	Share based payments reserve	Warrants reserve	Total	Other Comprehensive Income (loss)	Accumulated deficit	Total
Balance at January 1, 2022	247,600	$269,198	$10,051	$19,255	$29,306	$2,441	$(116,528)	$184,417
Warrants exercised (note 17)	7,698	15,137	—	(2,067)	(2,067)	—	—	13,070
Options exercised (note 19)	3,032	6,016	(2,774)	—	(2,774)	—	—	3,242
RSUs redeemed (note 19)	36	138	(138)	—	(138)	—	—	—
RSUs settled in cash (note 19)	—	(1,320)	(403)	—	(403)	—	—	(1,723)
DSUs redeemed (note 19)	112	165	(165)	—	(165)	—	—	—
DSUs settled in cash (note 19)	—	(167)	(159)	—	(159)	—	—	(326)
Share based payments (note 19)	—	—	1,403	—	1,403	—	—	1,403
Income for the period	—	—	—	—	—	—	18,185	18,185
Other comprehensive loss	—	—	—	—	—	(873)	—	(873)
Balance at June 30, 2022	258,478	$289,167	$7,815	$17,188	$25,003	$1,568	$(98,343)	$217,395

Balance at January 1, 2023	305,809	$445,316	$9,897	$14,112	$24,009	$(1,583)	$(70,758)	$396,984
Shares issued pursuant to top up right, net (note 17(b))	3,987	18,434	—	—	—	—	—	18,434
Shares issued for property payments	61	242	—	—	—	—	—	242
Warrants exercised (note 17)	864	2,149	—	(230)	(230)	—	—	1,919
Options exercised (note 19)	2,598	4,247	(1,281)	—	(1,281)	—	—	2,966
RSUs redeemed (note 19)	58	228	(228)	—	(228)	—	—	—
Share based payments (note 19)	—	—	1,710	—	1,710	—	—	1,710
Income for the period	—	—	—	—	—	—	26,062	26,062
Other comprehensive income	—	—	—	—	—	1,505	—	1,505
Balance at June 30, 2023	313,377	$470,616	$10,098	$13,882	$23,980	$(78)	$(44,696)	$449,822

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. In 2016, the Company was continued as a federal company under the Canada Business Corporations Act. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 1010, 1075 West Georgia Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Camino Rojo gold and silver mine in Zacatecas State, Mexico, Cerro Quema gold project in Panama, and the South Railroad and Lewis gold projects in Nevada, USA.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The Company declared commercial production at Camino Rojo, effective April 1, 2022.

2.	BASIS OF PREPARATION

(a)	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 «Interim Financial Reporting» and do not include all the information required for full annual financial statements.

The preparation of these condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in United States dollars and include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

On August 3, 2023, the Board of Directors approved these condensed interim consolidated financial statements for issuance.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

3.	SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the years ended December 31, 2022 and 2021.

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022, except as noted herein. In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended December 31, 2022.

4.	REVENUE

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Gold	$58,797	$47,600	$109,504	$87,026
Silver	475	197	899	416
Revenue	$59,272	$47,797	$110,403	$87,442

Customer A	$18,049	$42,004	$29,837	$81,649
Customer B	17,828	5,793	54,422	5,793
Customer C	19,181	—	19,181	—
Others	4,214	—	6,963	—
Revenue	$59,272	$47,797	$110,403	$87,442

5.	COST OF SALES

(a)	OPERATING COSTS

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Mining and processing costs	$13,275	$10,516	$24,898	$19,642
Refining and transportation costs	183	260	352	500
	$13,458	$10,776	$25,250	$20,142

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	DEPLETION AND DEPRECIATION

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Depletion of producing mineral property	$3,208	$3,313	$5,980	$3,313
Depreciation of plant and equipment	3,619	1,706	6,701	1,706
Depletion and depreciation	$6,827	$5,019	$12,681	$5,019

(c)	ROYALTIES

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Camino Rojo Oxide 2% NSR royalty	$1,175	$860	$2,184	$1,721
Mexican 0.5% Extraordinary Mining Duty	273	239	570	442
	$1,448	$1,099	$2,754	$2,163

6.	EXPLORATION AND EVALUATION EXPENSES

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Camino Rojo	$2,304	$750	$3,991	$2,255
Nevada (South Railroad, Lewis and Monitor Gold)	3,020	4	5,438	87
Cerro Quema	1,761	1,716	4,405	2,443
Other	116	71	233	222
	$7,201	$2,541	$14,067	$5,007

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

7.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Office and administrative	$834	$714	$1,544	$1,347
Professional fees	516	875	913	1,325
Regulatory and transfer agent	110	42	396	240
Salaries and benefits	1,647	1,256	3,519	2,918
	$3,107	$2,887	$6,372	$5,830

8.	INTEREST AND ACCRETION EXPENSE

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Interest (note 8(a))	$2,389	$2,358	$5,346	$2,372
Accretion (note 8(b))	266	484	556	963
Interest and accretion expense	$2,655	$2,842	$5,902	$3,335

(a)	INTEREST EXPENSE

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Credit Facility (note 14(a))	$2,309	$961	$4,577	$961
Fresnillo obligation (note 14(b))	291	483	576	483
Project loan	—	869	—	869
Interest expense on leases (note 15)	40	7	81	20
Other	(251)	38	112	39
	$2,389	$2,358	$5,346	$2,372

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	ACCRETION EXPENSE

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Credit Facility (note 14(a))	$145	$106	$291	$106
Newmont loan	—	—	—	366
Project loan	—	261	—	261
Accretion of site closure provisions	121	117	265	230
	$266	$484	$556	$963

9.	INVENTORY

	June 30, 2023	December 31, 2022
Current
Stockpiled ore	$1,123	$1,869
In-process inventory	21,507	15,961
Finished goods inventory	347	1,406
Materials and supplies	4,021	3,210
Inventory – current	$26,998	$22,446

Long term
Stockpiled ore	$4,956	$4,096

Long term inventory consists of stockpiled ore that is not expected to be processed within 12 months.

Included within inventory at June 30, 2023 is $8.3 million of depreciation and depletion (December 31, 2022 — $6.3 million).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

10.	VALUE ADDED TAXES RECOVERABLE

	June 30, 2023	December 31, 2022
Current portion	$7,506	$8,659
Long term portion	5,338	5,229
	$12,844	$13,888

Value added taxes (“IVA”) paid in Mexico are fully recoverable. However, IVA recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the timing of receipt of refunds is uncertain. We have used judgement in classifying the current and non-current portions of our Mexican VAT receivables. Factors that we considered include (i) the regularity of payments received, (ii) discussions with and communications from the Mexican tax authorities with respect to specific claims, and (iii) the expected length of time for refunds in accordance with Mexico’s regulations.

At June 30, 2023, approximately 86 million Mexican pesos ($5.0 million) (December 31, 2022 —approximately 86 million Mexican pesos ($4.4 million)) were under dispute with the taxation authorities. This amount is included within long term value added taxes recoverable.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

11.	PROPERTY, PLANT AND EQUIPMENT

Our operating property is the Camino Rojo Oxide Gold Mine in Mexico and constitute substantially all our buildings, and machinery and equipment.

	Producing mineral property	Buildings	Machinery and equipment	Other assets	Other right of use assets	Total
Cost
At December 31, 2021	$—	$66	$5,238	$1,261	$2,119	$8,684
Additions	6,616	1,788	3,272	666	2,300	14,642
Transfer from construction	127,002	58,869	36,684	608	—	223,163
Reclassification of capitalized interest	(19,020)	11,585	7,341	94	—	—
Change in site closure provision (note 16)	1,155	(300)	(190)	—	—	665
Leased assets derecognized	—	—	—	—	(215)	(215)
Due to changes in exchange rates	—	—	—	(9)	(44)	(53)
At December 31, 2022	115,753	72,008	52,345	2,620	4,160	246,886
Additions	4,873	701	1,409	564	—	7,547
Change in site closure provision (note 16)	—	(331)	(220)	—	—	(551)
Due to changes in exchange rates	—	—	—	9	22	31
At June 30, 2023	$120,626	$72,378	$53,534	$3,193	$4,182	$253,913

Accumulated depreciation
At December 31, 2021	—	6	350	288	405	1,049
Depletion and depreciation	9,641	6,280	4,541	421	764	21,647
Leased assets derecognized	—	—	—	—	(215)	(215)
Due to changes in exchange rates	—	—	—	(4)	(7)	(11)
At December 31, 2022	$9,641	$6,286	$4,891	$705	$947	$22,470
Depletion and depreciation	6,588	3,988	2,884	252	524	14,236
At June 30, 2023	$16,229	$10,274	$7,775	$957	$1,471	$36,706

Net book value
At December 31, 2022	$106,112	$65,722	$47,454	$1,915	$3,213	$224,416
At June 30, 2023	$104,397	$62,104	$45,759	$2,236	$2,711	$217,207

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

12.	EXPLORATION AND EVALUATION PROPERTIES

Our exploration and evaluation properties consist of the Cerro Quema Project in Panama and the Nevada projects (South Railroad, Lewis and Monitor Gold projects in Nevada, United States).

Acquisition costs	Nevada projects	Cerro Quema	Total
As at June 30, 2023 and December 31, 2022	$160,314	$82,429	$242,743

13.	TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30, 2023	December 31, 2022
Trade payables	$3,272	$6,707
Goods or services received awaiting vendor invoices	6,233	3,139
Payroll related	3,686	3,380
Royalties payable	1,763	2,119
Current portion of lease obligations (note 15)	885	846
Accrued interest on Credit Facility (note 14(a))	25	1,660
RSUs and PSUs expected to be cash settled (notes 19(b) and 19(d))	92	352
Other	722	1,472
	$16,678	$19,675

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

14.	DEBT

	June 30, 2023
	Current	Long term	Total
Credit Facility (note 14(a))	$22,200	$89,958	$112,158
Fresnillo obligation (note 14(b))	22,800	—	22,800
	$45,000	$89,958	$134,958

	December 31, 2022
	Current	Long term	Total
Credit Facility (note 14(a))	$22,200	$100,795	$122,995
Fresnillo obligation (note 14(b))	22,800	—	22,800
	$45,000	$100,795	$145,795

(a)	CREDIT FACILITY

On April 28, 2022, the Company entered into a Credit Facility consisting of a $100.0 million term facility and a $50.0 million revolving facility through a syndicate of lenders composed of The Bank of Nova Scotia, Bank of Montreal, and Canadian Imperial Bank of Commerce. The Credit Facility is secured by the Company’s present and future assets, property and all proceeds thereof other than present and future assets owned by Cerro Quema, which is excluded from the collateral.

The Credit Facility consists of two parts:

1.	$100.0 million term facility with a five-year term, repayable in 18 equal quarterly instalments commencing December 31, 2022.

2.	$50.0 million revolving facility, with the ability to increase to $75.0 million subject to certain conditions and customary consents. The revolving facility has a three-year term, with an option to extend the term of the revolving facility by up to one-year intervals subject to certain conditions and customary consents. Full repayment of the revolving facility is due upon maturity.

The applicable interest rate for each Credit Facility is based on the term Secured Overnight Financing Rate (“SOFR”), plus an applicable margin ranging from 2.75% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter.

	Three months ended June 30		Six months ended June 30
Average interest rate paid on the outstanding Credit Facility	2023	2022	2023	2022
Rate per annum	7.80%	4.16%	7.59%	4.16%

The Credit Facility is subject to certain covenants – refer to note 23(c) for details. The Company may prepay all or any portion of the amounts owed under the credit agreement without penalty.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Term facility	Revolving facility	Total
At December 31, 2022	$93,338	$29,657	$122,995
Interest expense during the period	3,447	1,130	4,577
Accretion during the period	225	66	291
Interest paid during the period	(4,701)	(1,511)	(6,212)
Principal repayments during the period	(11,100)	—	(11,100)
Reallocated to accrued interest payable	1,232	375	1,607
At June 30, 2023	$82,441	$29,717	$112,158

Current	22,200	—	22,200
Non-current	60,241	29,717	89,958
	$82,441	$29,717	$112,158

The undrawn portion of the revolving facility is subject to a standby fee ranging from 0.6875% to 0.9375%.

(b)	FRESNILLO OBLIGATION

Pursuant to the terms of the Layback Agreement, we agreed to pay Fresnillo total cash consideration of $62.8 million through the following staged payment schedule:

i.	$25.0 million upon closing of the transaction (paid);
ii.	$15.0 million on December 1, 2022 (paid); and
iii.	$22.8 million on December 1, 2023

The amounts payable bear interest at 5% per annum, payable quarterly. To March 31, 2022, we capitalized the interest on this loan to “Mineral properties”. On April 1, 2022, we commenced commercial production at the Camino Rojo Oxide Gold Mine and began to expense the interest on this obligation.

	Six months ended June 30, 2023	Year ended December 31, 2022
Beginning of period	$22,800	$37,800
Interest capitalized during the period	—	473
Interest expense during the period (note 8)	576	1,383
Principal repaid	—	(15,000)
Cash interest paid	(576)	(1,856)
End of period	$22,800	$22,800

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

15.	LEASE OBLIGATIONS

The Company has lease contracts for mining equipment, vehicles and buildings. Leases of mining equipment have lease terms of five years, while vehicles and buildings generally have lease terms between three and five years.

(a)	LEASE OBLIGATIONS

	June 30, 2023	December 31, 2022
Beginning of period	$3,173	$1,401
Additions	—	2,300
Interest expense	81	87
Lease payments	(511)	(661)
Due to changes in exchange rates	213	46
End of period	$2,956	$3,173

Current	$885	$846
Non-current	2,071	2,327
	$2,956	$3,173

(b)	LEASE EXPENSES RECOGNIZED

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Interest on lease liabilities	$40	$7	$81	$20
Variable lease payments not included in the measurement of lease liabilities	3,181	3,680	6,584	6,552
Expenses relating to short-term leases	50	36	119	42
Expenses relating to leases of low-value assets, excluding short-term leases	31	12	64	39
	$3,302	$3,735	$6,848	$6,653

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

16.	SITE CLOSURE PROVISIONS

	Camino Rojo	Cerro Quema Project	Nevada projects	Total
At December 31, 2021	$5,117	$343	$—	$5,460
Acquisition of Gold Standard	—	—	1,603	1,603
Changes in cost estimates	351	—	—	351
Change in estimated cash flows resulting from current activities	427	—	—	427
Remediation activities conducted during the period	(88)	—	—	(88)
Accretion during the period (note 8)	494	—	14	508
At December 31, 2022	6,301	343	1,617	8,261
Changes in cost estimates	(551)	—	154	(397)
Accretion during the period (note 8)	257	—	8	265
At June 30, 2023	$6,007	$343	$1,779	$8,129

	Camino Rojo	Cerro Quema Project	Nevada projects
Estimated settlement dates	2033 to 2047		2034

Undiscounted risk-adjusted cash flows	$10,029	$343	$1,980
Inflation rate	4.7%	—	2.5%
Discount rate	9.0%	—	3.4%

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

17.	SHARE CAPITAL

(a)	AUTHORIZED SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b)	ISSUED SHARE CAPITAL

On May 11, 2023, pursuant to the Investor Rights Agreement between Agnico Eagle Mines Limited (“Agnico Eagle”) and the Company, Agnico Eagle partially exercised its top-up right and subscribed for 3,987,241 common shares of the Company at a price of C$6.27 per common share, for proceeds of C$25,000,000 ($18,551,000). The Company incurred transaction costs of C$156,000 ($117,000).

In accordance with the Investor Rights Agreement, Agnico Eagle’s top-up right was triggered as a result of its percentage ownership in the Company’s common shares being diluted by at least 1% due to the exercise or settlement of convertible securities of the Company.

(c)	WARRANTS

The following summarizes information about the number of warrants outstanding during the period.

Expiry date	Exercise price		December 31, 2022		Exercised		Expired		June 30, 2023
December 18, 2026	C$	3.00		29,545,000		(863,800)		—		28,681,200

Weighted average exercise price			C$	3.00	C$	3.00	C$	—	C$	3.00

Subsequent to the reporting period, the Company issued 43,000 common shares for proceeds of C$129,000 ($98,000) pursuant to the exercise of warrants.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

18.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share has been calculated using the weighted average number of common shares outstanding for the three months ended June 30, 2023 and 2022 as follows:

(a)	BASIC

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Income (loss) for the period	$12,827	$(597)	$26,062	$18,185
Weighted average number of common shares (thousands)	311,186	253,306	308,763	250,559
Basic earnings (loss) per share	$0.04	$(0.00)	$0.08	$0.07

(b)	DILUTED

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Income (loss) for the period	$12,827	$(597)	$26,062	$18,185

Weighted average number of common shares (thousands)	311,186	253,306	308,763	250,559
Dilutive potential ordinary shares
Warrants	14,273	—	14,180	18,135
Options	2,484	—	3,166	5,508
RSUs	246	—	309	435
DSUs	661	—	613	739
Bonus shares	500	—	500	500
Weighted average number of ordinary shares	329,350	253,306	327,531	275,876

Diluted earnings (loss) per share	$0.04	$(0.00)	$0.08	$0.07

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

19.	SHARE-BASED PAYMENTS

The Company has five different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), performance share units (“PSUs”), and bonus shares. The bonus shares have fully vested but have not yet been issued.

	Three months ended June 30		Six months ended June 30
Share-based payments expense	2023	2022	2023	2022
Stock options (note 19(a))	$364	$349	$720	$748
Restricted share units (note 19(b))	275	154	551	347
Deferred share units (note 19(c))	75	35	550	308
Performance share units (note 19(d))	92	—	92	—
Share based payments expense	$806	$538	$1,913	$1,403

(a)	STOCK OPTIONS

Stock options granted by the Company prior to 2022 typically had a five-year life, with one third each vesting on grant date, and one year and two years after grant date. Commencing in 2022, stock options granted by the Company have a five-year life, with one third each vesting one, two, and three years after grant date.

Stock options of Gold Standard Ventures Inc. (“Gold Standard”) that were outstanding at the acquisition date of August 12, 2022 were exchanged for options to acquire common shares of Orla (“Replacement Options”), resulting in the issuance of 1,758,334 Replacement Options, which are exercisable until their original expiry dates. For those individuals who did not continue on with Orla, the expiry date is capped at August 12, 2024.

	Six months ended June 30
	2023			2022
Stock options outstanding	Number	Weighted average exercise price		Number	Weighted average exercise price
Outstanding, January 1	9,178,889	C$	3.71	9,900,874	C$	1.86
Granted	457,260		6.57	950,660		5.76
Exercised	(2,597,240)		1.55	(3,032,500)		1.36
Expired, forfeited or cancelled	(211,222)		14.39	—		—
Outstanding, June 30	6,827,687	C$	4.39	7,819,034	C$	2.53

Vested, June 30	5,468,882	C$	4.04	6,525,585	C$	1.95

The stock options granted during the six months ended June 30, 2023 had a grant date fair value of C$1.4 million ($1.0 million) using the following weighted average assumptions:

•	Share prices at grant dates – C$6.58 and C$6.07, expected volatility 50%, expected life - 5 years, risk free interest rate 3.0% and expected dividends – nil.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Subsequent to the reporting period, 38,300 stock options were exercised, for gross proceeds to the Company of C$84,600 ($64,000).

(b)	RESTRICTED SHARE UNITS

Restricted Share Units (“RSU’s) awarded by the Company typically vest one-third each one, two, and three years after award date.

	Six months ended June 30
Number of RSUs outstanding:	2023	2022
Outstanding, January 1	443,267	707,840
Awarded	295,429	172,301
Vested and settled	(152,203)	(402,430)
Forfeitures during the period	—	(34,444)
Outstanding, June 30	586,493	443,267

		Number vesting in the year
Number of RSUs outstanding:	Total	2022	2023	2024	2025	2026
Outstanding, June 30, 2022	443,267	41,865	220,873	126,812	53,717	—
Outstanding, June 30, 2023	586,493	N/A	—	335,811	152,193	98,489

Restricted Share Units (“RSUs”) are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. Certain RSUs may be settled in cash at the option of the Company.

During the six months ended June 30, 2023, the Company elected to settle 94,063 RSUs in cash for $0.5 million (six months ended June 30, 2022 — 365,935 RSUs cash-settled for $1.7 million).

(c)	DEFERRED SHARE UNITS

Deferred Share Units (“DSUs”) are awarded by the Company to directors. These DSUs vest immediately but are not settled until the end of the director’s tenure. They may be settled in cash or common shares at the option of the Company. DSUs are valued using the closing price of the Company’s common shares immediately prior to award.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Six months ended June 30
Number of DSUs outstanding:	2023	2022
Outstanding, January 1	559,725	707,028
Awarded and vested immediately	117,265	69,290
Settled during the period	—	(111,834)
Outstanding, June 30	676,990	664,484

Vested, June 30	676,990	664,484

(d)	PERFORMANCE SHARE UNITS

In March 2023, the Board of Directors approved a performance share unit (“PSUs”) plan for certain officers of the Company. The PSUs cliff vest after three years and are settled in cash. The cash payment upon vesting will be based on the number of PSUs, multiplied by the five-day volume weighted average price of the Company’s shares upon vesting, which is then multiplied by a “performance percentage”. The performance percentage ranges from 0% to 200% based on the Company’s total shareholder return compared to a peer group, consisting of the constituents of the S&P/TSX Global Gold Index.

We recognize share-based compensation expense related to these PSUs over the vesting period. We adjust the amount recognized at each reporting period to reflect changes in quoted market values of the Company and the peer group, the lapsed portion of the vesting period, the number of PSUs expected to vest, and the expected performance percentage.

On March 27, 2023, the Company issued a total of 198,737 PSUs with an estimated aggregate grant date fair value of $1.27 million.

	Six months ended June 30
Number of PSUs outstanding:	2023	2022
Outstanding, January 1	—	—
Granted during the period	198,737	—
Outstanding, June 30	198,737	—

Vested, June 30	—	—

(e)	BONUS SHARES

During 2017, the Board of Directors awarded 500,000 common shares to the non-executive Chairman of the Company as bonus shares. The bonus shares were subject to a vesting period from June 19, 2017, to June 18, 2020 (the “Eligibility Period”). Although the bonus shares have vested, they will become issuable (1) when the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

20.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

(a)	KEY MANAGEMENT PERSONNEL

Compensation to key management personnel was as follows:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Salaries and short term incentives	$391	$1,691	$2,675	$3,222
Directors’ fees	84	78	167	157
Share based payments	394	441	1,317	1,186
	$869	$2,210	$4,159	$4,565

(b)	TRANSACTIONS

The Company had no other material transactions with related parties other than key management personnel during the six months ended June 30, 2023, and 2022.

(c)	OUTSTANDING BALANCES AT THE REPORTING DATE

At June 30, 2023, estimated accrued short term incentive compensation totaled $0.6 million and is included in accrued liabilities (December 31, 2022 – $1.1 million).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

21.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of bank current accounts and cash on hand.

(b)	NON-CASH INVESTING AND FINANCING ACTIVITIES

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	$526	$1,035	$1,281	$2,774
Warrants exercised, credited to share capital with an offset to reserves	82	985	230	1,067
Common shares issued on maturity of RSUs, credited to share capital with an offset to reserves	10	—	228	541
Common shares issued on maturity of DSUs, credited to share capital with an offset to reserves	—	324	—	324

Investing activities
Marketable securities adjustment included in account receivable with an offset to other gains	(7)	1	(3)	(2)
Initial recognition of right of use assets, with an offset to lease obligation	—	(108)	—	79

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

22.	SEGMENT INFORMATION

(a)	REPORTABLE SEGMENTS

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are (1) the Mexican project, (2) the Panamanian project, (3) the Nevada projects and (4) the corporate office. The operating segments other than corporate office are each managed by a dedicated General Manager and management team. The corporate office oversees the plans and activities of early stage exploration projects.

(b)	GEOGRAPHIC SEGMENTS

We conduct our activities in four geographic areas: Mexico, Panama, Nevada USA, and Canada (Corporate).

(i)	Income (loss) for the period by segment

Six months ended June 30, 2023	Mexico	Panama	Nevada	Corporate	Total
Revenue (note 4)	$110,211	$—	$—	$192	$110,403
Cost of sales	(40,616)	—	—	(69)	(40,685)
Earnings from mining operations	69,595	—	—	123	69,718
Exploration and evaluation expenses (note 6)	(3,991)	(4,405)	(5,438)	(233)	(14,067)
General and administrative expenses (note 7)	—	—	—	(6,372)	(6,372)
Interest income	1,883	—	—	437	2,320
Depreciation	(28)	(8)	(64)	(138)	(238)
Share based payments (note 19)	(88)	(41)	(146)	(1,638)	(1,913)
Interest and accretion expense	(869)	—	(59)	(4,974)	(5,902)
Foreign exchange and other gain (loss)	(1,062)	—	—	(980)	(2,042)
Income taxes	(14,588)	—	—	(854)	(15,442)
Income (loss) for the period	$50,852	$(4,454)	$(5,707)	$(14,629)	$26,062

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Six months ended June 30, 2022	Mexico	Panama	USA	Corporate	Total
Revenue (note 4)	$87,442	$—	$—	$—	$87,442
Cost of sales	(27,324)	—	—	—	(27,324)
Earnings from mining operations	60,118	—	—	—	60,118
Exploration and evaluation expenses (note 6)	(2,255)	(2,443)	(87)	(222)	(5,007)
General and administrative expenses (note 7)	—	—	—	(5,830)	(5,830)
Interest income	875	—	—	59	934
Depreciation	(6)	(7)	—	(64)	(77)
Share based payments (note 19)	(14)	(33)	—	(1,356)	(1,403)
Interest and accretion expense	(1,104)	—	—	(2,231)	(3,335)
Loss on early settlement of project loan	—	—	—	(13,219)	(13,219)
Foreign exchange and other gain (loss)	182	—	—	883	1,065
Income taxes	(14,200)	—	—	(861)	(15,061)
Income (loss) for the period	$43,596	$(2,483)	$(87)	$(22,841)	$18,185

(ii)	Assets by segment

At June 30, 2023	Mexico	Panama	Nevada	Corporate	Total
Property, plant and equipment	$215,559	$32	$598	$1,018	$217,207
Exploration and evaluation properties	—	82,429	160,314	—	242,743
Total assets	355,020	83,369	160,878	31,587	630,854

At December 31, 2022	Mexico	Panama	Nevada	Corporate	Total
Property, plant and equipment	$222,767	$39	$577	$1,033	$224,416
Exploration and evaluation properties	—	82,429	160,314	—	242,743
Total assets	348,390	83,291	163,857	18,278	613,816

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

23.	CAPITAL MANAGEMENT

(a)	OBJECTIVES

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets. We currently do not pay regular dividends.

Our ability to carry out our long range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing operational, exploration and development activities.

(b)	INVESTMENT POLICY

Our investment policy is to invest the Company’s excess cash in low-risk financial instruments such as demand deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

(c)	CREDIT FACILITY

On April 28, 2022, the Company entered into a Credit Facility which includes a $100 million term facility and a $50 million revolving facility pursuant to which we had drawn $30 million as of June 30, 2023. The agreement includes covenants customary for a facility of this nature, including compliance with customary restrictive covenants and financial covenants related to maintaining a leverage ratio at less than or equal to 3.00, an interest service coverage ratio at greater than or equal to 4, a tangible net worth greater than or equal to $151.6 million, and minimum liquidity in an amount greater than or equal to $15 million. The Company is prohibited from declaring, paying or setting aside for payment any dividends unless certain financial covenants and ratios are met.

As at June 30, 2023, the Company was in compliance with all covenants.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

24.	FINANCIAL INSTRUMENTS

(a)	FAIR VALUE HIERARCHY

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1	The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2	The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

The carrying value of cash and cash equivalents, accounts receivable, restricted cash, trade payables and accrued liabilities approximates the fair value due to the short-term nature of the instruments. The fair value of the Credit Facility and Fresnillo obligation is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The fair value of the Credit Facility at June 30, 2023 was estimated at $113.4 million (December 31, 2022 – $124.5 million) using a discount rate of 8.1% (December 31, 2022 – 7.5%). The fair value of the Fresnillo obligation at June 30, 2023 was estimated at $22.5 million (December 31, 2022 – $22.3 million) using a discount rate of 8.1% (December 31, 2022 – 7.5%).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At June 30, 2023, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3	Short term nature	Total fair value
Financial assets
Cash and cash equivalents	FVTPL	$114,530	$114,530	$—	$—	$—	$114,530
Accounts receivable	Amortized cost	314	18	—	—	296	314
Restricted cash	Amortized cost	1,156	1,156	—	—	—	1,156
		$116,000	$115,704	$—	$—	$296	$116,000

Financial liabilities
Trade and other payables	Amortized cost	$5,058	$—	$—	$—	$5,058	$5,058
Accrued liabilities	Amortized cost	8,944	92	—	—	8,852	8,944
Lease obligation	Amortized cost	2,956	—	2,956	—	—	2,956
Credit facility	Amortized cost	112,158	—	—	113,392	—	113,392
Fresnillo obligation	Amortized cost	22,800	—	—	22,508	—	22,508
		$151,916	$92	$2,956	$135,900	$13,910	$152,858

At December 31, 2022, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3	Short term nature	Total fair value
Financial assets
Cash and cash equivalents	FVTPL	$96,278	$96,278	$—	$—	$—	$96,278
Accounts receivable	Amortized cost	317	21	—	—	296	317
Restricted cash	Amortized cost	3,432	3,432	—	—	—	3,432
		$100,027	$99,731	$—	$—	$296	$100,027

Financial liabilities
Trade and other payables	Amortized cost	$8,851	$—	$—	$—	$8,851	$8,851
Accrued liabilities	Amortized cost	7,967	352	—	—	7,615	7,967
Lease obligation	Amortized cost	3,173	—	3,173	—	—	3,173
Credit facility	Amortized cost	122,995	—	—	124,450	—	124,450
Fresnillo obligation	Amortized cost	22,800	—	—	22,296	—	22,296
		$165,786	$352	$3,173	$146,746	$16,466	$166,737

We determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

25.	COMMITMENTS AND CONTINGENCIES

(a)	COMMITMENTS

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at Camino Rojo. At June 30, 2023, these outstanding purchase orders and contracts totaled approximately $2.0 million (December 31, 2022 – $2.0 million), which we expect will be filled within the next 12 months.

The Company is committed to making severance payments totaling approximately $6.6 million (December 31, 2022 – $3.7 million) to certain officers and management in the event of a change in control. As the likelihood of these events occurring is not determinable, this amount is not reflected in these consolidated financial statements.

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material effect on our consolidated financial position, results of operations or cash flows.

(b)	DISCRETIONARY MINERAL PROPERTY-RELATED COMMITMENTS

As is customary in mineral exploration, some of the mineral properties held by the Company as exploration and evaluation assets have annual minimum work commitments and lease payments required to maintain these properties in good standing pursuant to their underlying agreements.

26.	INCOME TAXES

Tax expense consists of (i) current income tax on taxable income, (ii) 7.5% special mining duty ("SMD") on income subject to SMD, and (iii) withholding taxes attributable to interest charged on intercompany loans to the Mexican operating company, as well as (iv) deferred income tax, and (v) deferred special mining duty.

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Current income tax expense	$9,151	$9,300	$15,596	$9,300
Mexican 7.5% Special Mining Duty expense	3,058	2,709	5,772	4,900
Deferred income tax expense	(2,265)	—	(6,452)	—
Deferred Mexican 7.5% Special Mining Duty expense	405	—	(328)	—
Withholding tax expense	423	617	854	861
Tax expense	$10,772	$12,626	$15,442	$15,061

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

27.	RECLASSIFICATION OF PRIOR PERIOD CASH FLOW FIGURES

Certain of the prior period’s figures have been reclassified to conform to the presentation in the current period. These reclassifications were (i) the inclusion of withholding taxes within tax expense, and (ii) the characterization of tax expense and taxes paid as part of cash flows before changes in non-cash working capital.

(a)	INCOME STATEMENT

	Three months ended	Six months ended

	June 30, 2022
Other gain (loss)
As previously presented	$(618)	$(859)
Withholding taxes reclassified to income taxes	617	861
As currently presented – negligible, now grouped with foreign exchange and other	$(1)	$2

Income taxes
As previously presented	$12,009	$14,200
Withholding taxes reclassified from other gain (loss)	617	861
As currently presented	$12,626	$15,061

(b)	STATEMENT OF CASH FLOWS

	Three months ended	Six months ended

	June 30, 2022
Cash provided by operating activities before changes in non-cash working capital
As previously presented	$20,650	$40,477
Income tax expense reclassified from non-cash working capital	12,626	15,061
Withholding taxes paid reclassified to income taxes	(617)	(861)
As currently presented	$32,659	$54,677

Changes in non-cash working capital
As previously presented	$(714)	$(48)
Income tax expense reclassified from non-cash working capital	(12,626)	(15,061)
Withholding taxes paid reclassified to income taxes	617	861
As currently presented	$(12,723)	$(14,248)

Cash provided by operating activities
As previously presented	$19,936	$40,429
Net effect of the above adjustments	—	—
As currently presented	$19,936	$40,429

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

28.	EVENTS AFTER THE REPORTING PERIOD

(a)	EXERCISE OF STOCK OPTIONS AND WARRANTS

Subsequent to the reporting period, the Company issued common shares pursuant to the exercise of stock options (note 19(a)) and warrants (note 17(c)).